Exhibit 99.1

Dragon Victory International Limited

Consolidated Financial Statements

September 30, 2019 and 2018

(Stated in U.S. Dollars)

Dragon Victory International Limited and Subsidiaries

Consolidated Balance Sheets

	September 30, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$13,564	$38,600
Trade accounts receivable, net	940,028	1,727,645
Other receivables and prepayments	814,144	621,232
Short-term investments	8,759,219	9,461,918
Total current assets	10,526,955	11,849,395
Non-current assets
Property, plant and equipment, net	277,096	377,701
Intangible assets, net	673	927
Other assets	80,976	86,102
TOTAL ASSETS	10,885,700	12,314,125
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	21,299	13,320
Taxes payable	1,700,330	1,794,570
Accrued liabilities and other current liabilities	409,832	981,461
Related party payable	67,433	60,483
Capital lease – current portion	75,497	80,276
Total current liabilities	2,274,391	2,930,110
Capital lease – non-current portion	25,166	66,897
TOTAL LIABILITIES	2,299,557	2,997,007

COMMITMENTS & CONTINGENCIES
Stockholders' Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 10,000,000 shares issued and outstanding, respectively	1,142	1,142
Additional paid-in capital	8,929,968	8,929,968
Statutory reserves	589,659	589,659
Retained earnings	565,603	663,695
Accumulated other comprehensive income	(1,000,336)	(377,581)
Total Stockholders’ equity	9,086,036	9,806,883
Noncontrolling interest	(499,893)	(489,765)
TOTAL EQUITY	8,586,143	9,317,118
TOTAL LIABILITIES AND STOCHOLDERS' EQUITY	$10,885,700	$12,314,125

Dragon Victory International Limited and Subsidiaries

Consolidated Statements of Operations (Loss) Income and Comprehensive (Loss) Income

	For the six months ended September 30,
	2019	2018
Revenues	$699,371	$2,336,132
Operating expenses
Selling, general and administrative expenses	866,884	2,018,154
(Loss) income from operations	(167,513)	317,978
Other income (expenses):
Other income	4,527	14,157
Other expenses	(5,454)	(9,818)
Interest income	46,172	338,570
Interest expense	(15,147)	(1,240)
Total other income (expenses)	30,098	341,669
(Loss) income before tax	(137,415)	659,647
Income tax	491	-
Net (loss) income including noncontrolling interest	(137,906)	659,647
Less: loss attributable to noncontrolling interest	(39,814)	(69,005)
Net (loss) income attributable to Dragon Victory	$(98,092)	$728,652
Other comprehensive income (loss):
Foreign currency translation loss	(593,069)	(148,792)
Comprehensive (loss) income including noncontrolling interest	$(730,975)	$579,860
Comprehensive loss attributable to noncontrolling interest	$(10,128)	$(69,005)
Comprehensive (loss) income attributable to Dragon Victory	$(720,847)	$579,860
(Loss) earnings per share attributable to Dragon Victory common stockholders

Basic	$(0.01)	$0.06
Diluted	$(0.01)	$0.06
Weighted average shares outstanding-Dragon Victory

Basic	11,421,393	11,421,393
Diluted	11,421,393	11,421,393

Dragon Victory International Limited and Subsidiaries

Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2019	2018
Cash flows from operating activities
Net (loss) income including noncontrolling interest	(137,906)	659,647
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	70,708	45,689
Changes in assets and liabilities
Decrease (increase) in accounts receivables	706,281	(1,170,646)
(Increase)/decrease in other receivables and prepayments	(237,123)	312,680
(Decrease)/increase in accounts, taxes, and other payables	(497,579)	264,357
Net cash (used in)/provided by operating activities	(95,619)	111,727

Cash flows from investing activities
Maturity of investments	143,759	-
Purchase of equipment and improvements	-	(10,519)
Purchase of intangible assets	-	(479)
Net cash (used in)/provided by investing activities	143,759	(10,998)

Cash flows from financing activities
Increase (decrease) in related party payable	9,489	128,727
Increase in related party receivables	-	(2,316,346)
Net cash provided by/(used in) financing activities	9,489	(2,187,619)

Net Increase/(decrease) of Cash and Cash Equivalents	57,629	(2,086,890)
Effect of foreign currency translation on cash and cash equivalents	(82,665)	(115,563)
Cash and cash equivalents–beginning of year	38,600	3,937,490
Cash and cash equivalents–end of year	13,564	1,735,037

Supplemental cash flow disclosures
Interest received	46,172	338,570
Interest paid	15,147	1,240
Income taxes paid	491	285,749

Dragon Victory International Limited and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Ordinary Shares					Accumulated
	$0.0001 Par Value		Additional Paid-in	Statutory	Retained	Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Totals
Balances at March 31, 2018	11,421,393	$1,142	$8,929,968	$433,479	$1,876,235	$(168,541)	$(78,790)	$10,993,493
Net income (loss)					(1,056,360)		(403,410)	(1,459,770)
Appropriations of retained earnings				156,180	(156,180)			-
Cumulative translation adjustment						(209,040)	(7,565)	(216,605)
Balances at March 31, 2019	11,421,393	$1,142	$8,929,968	$589,659	$663,695	$(377,581)	$(489,765)	$9,317,118
Net income (loss)					(98,092)		(39,814)	(137,906)
Cumulative translation adjustment						(622,755)	29,686	(593,069)
Balances at September 30, 2019	11,421,393	$1,142	$8,929,968	$589,659	565,603	(1,000,336)	(499,893)	8,586,143